UNITED STATES
SECURITIES AND EXCHANGE COMMISSI(
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017094

NO ACT
P.E 3-14-03
132-2332

March 17, 2003

Act 1934
Section
Rule 14A-8
Public 3/17/2003
Availability

Anthony J. Horan
Corporate Secretary
Senior Vice President
Office of the Secretary
J.P. Morgan Chase & Co.
270 Park Avenue, Floor 35
New York City, NY 10017-2070

Re: J.P. Morgan Chase & Co.

Dear Mr. Horan:

This is in regard to your letter dated March 14, 2003 concerning the shareholder proposal submitted by the Service Employees International Union Master Trust for inclusion in J.P. Morgan Chase's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that J.P. Morgan Chase therefore withdraws its January 10, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Alex Shukhman

Alex Shukhman
Attorney-Advisor

PROCESSED
MAR 26 2003
THOMSON
FINANCIAL

cc: Stephen Abrecht
Executive Director of Benefits
Service Employees International Union
AFL-CIO, CLC
1313 L Street, N.W.
Washington, DC 20005

CR

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

March 14, 2003

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Withdrawal of Request to Omit Stockholder Proposal Pursuant to Rule 14a-8(i)(10)
Service Employees International Union

Ladies and Gentlemen:

By notice dated January 11, 2003, the Commission was advised that J.P. Morgan Chase & Co. (JPMC) intended to omit from our notice of meeting, proxy statement and form of proxy for the 2003 Annual Meeting of Stockholders a proposal and supporting statement submitted to JPMC by the Service Employees International Union (the Proponent) by letter dated November 26, 2002 as amended on December 20, 2002 (the Proposal). On March 14, 2003, the Proponent advised JPMC that they had withdrawn their Proposal.

We therefore respectfully withdraw our request to omit the Proposal.

Very truly yours,

Horan

cc: Service Employees International Union
Jeremiah Thomas, Esq.

J.P. Morgan Chase & Co. • 270 Park Avenue, Floor 35, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

44864

JPMorganChase

Anthony J. Horan

Corporate Secretary
Senior Vice President
Office of the Secretary

January 10, 2003

RECEIVED
2003 JAN 13 PM 4:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Via Electronic Mail

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Stockholder Proposal by J.P. Morgan Chase & Co. Pursuant to Rule 14a-8: Service Employees International Union

Ladies and Gentlemen:

On behalf of J.P. Morgan Chase & Co. (the Company), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the Proxy Materials) for its 2003 Annual Meeting of Stockholders a proposal and supporting statement submitted to the Company by The Service Employees International Union (the Proponent), by letter dated November 26, 2002, as amended on December 20, 2002 (the Proposal). The Proposal is attached hereto at Exhibit A.

The Company intends to omit the Proposal in accordance with Rule 14a-8(i)(10).

Our 2002 Annual Meeting of Stockholders is scheduled to be held on May 20, 2003, and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about March 31, 2003. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company.

We are simultaneously providing the Proponent with a copy of this letter and notifying the Proponent of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j). A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's website

J.P. Morgan Chase & Co. • 270 Park Avenue, Floor 35, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal Is As Follows:

The Proposal requests that the Company formally separate its investment banking business from its sell-side analyst research. Specifically, the Proposal requests that the Company (1) ban sell-side research analyst participation in investment banking related activities and (2) prohibit investment banking department input into sell-side research analyst compensation or performance reviews.

The Proposal Has Been Substantially Implemented - Rule 14a-8(I)(10)

Pursuant to Rule 14a-8(i)(10), the Proposal may be omitted because it has been substantially implemented. The Staff has stated that "a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." See Texaco, Inc. (available March 28, 1991); See also Washington Gas Light Co. (available December 1, 1997). The Staff has consistently found that a stockholder's proposal is excludable where a company's practices and procedures address the issues raised by that proposal. See, e.g., Sears, Roebuck and Co. (available February 23, 1998). Moreover, the Commission has indicated that a proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10). See The Gap, Inc. (available March 16, 2001); Exchange Act Release No. 34-20091 (available August 16, 1983).

The Proposal requests that the Company prohibit investment banking department input into sell-side research analyst compensation and performance reviews. The Proposal additionally suggests that the Company adopt similar policies relating to analyst compensation as recently adopted by Merrill Lynch. On December 20, 2002, the Company was among the financial institutions which reached an agreement in principle (the "Settlement") with the Commission, the National Association of Securities Dealers, the New York Stock Exchange, the New York State Attorney General's Office, and the North American Securities Administrators Association, regarding the reform of research operations. The Settlement is subject to finalization of mutually satisfactory settlement documents and approval by the Commission and state regulatory authorities. A copy of the press release announcing the settlement is attached hereto as Exhibit B. The Settlement will substantially implement the Proposal because it will, among other things, require that the Company sever links between its research and investment banking divisions, including analyst compensation for equity research, and the practice of analysts accompanying investment banking personnel on pitches and road shows. Because the Settlement addresses each of the issues raised by the Proposal, the Company believes that the Proposal has been substantially implemented and, therefore, it may be omitted from the Company's Proxy Materials under Rule 14a-8(i)(10).

* * *

For the reasons set forth above, the Company respectfully requests the Staff to advise that it will not recommend enforcement action if the Proposal is omitted from our Proxy Materials. Should the Staff not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,

cc: The Service Employees International Union
Jeremiah Thomas, Esq.

Exhibit A

The Service Employees International Union's Proposal

Attached hereto as separate PDF attachment

SEIU
Stronger Together

ANDREW L. STERN
International President

ANNA BURGER
International Secretary-Treasurer

PATRICIA ANN FORD
Executive Vice President

ELISEO MEDINA
Executive Vice President

TOM WOODRUFF
Executive Vice President

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org

December 20, 2002

Mr. Anthony Horan
Secretary
J.P. Morgan Chase & Co
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Horan:

In response to your letter dated December 6, 2002 requesting that SEIU advise you as to which proposal we would like to have considered for inclusion on JP Morgan's 2003 proxy statement, please see the revised resolution attached to this letter. If you have any further questions, please contact me at 202-639-7612.

Sincerely,

Steve Abrecht
Director, SEIU Capital Stewardship Program

tm

First copy sent w/out resolution attached.

OPEIU #2
AFL-CIO, CLC

Enclosure://1

8105-1000

Shareholder Proposal

Resolved, that the shareholders of JP Morgan Chase & Co. (the "Company") urge the Board of Directors to effectively manage conflicts of interest by formally separating the Company's investment banking business from the Company's sell-side sell-side analyst research and IPO allocation process.

For purposes of this resolution, a formal separation to effectively manage investment banking conflicts of interest would require the Company to (1) ban sell-side research analyst participation in investment banking related activities, and (2) prohibit investment banking department input into sell-side sell-side research analyst compensation or performance reviews, and (3) ban initial public offering ("IPO") allocations to executives of investment banking clients.

Supporting Statement

Recent investigations by the SEC and the New York State Attorney General Eliot Spitzer have exposed widespread conflicts of interest involving investment banking practices at many financial services companies. These investigations have uncovered examples of investment banking clients influencing analyst research reports and recommendations as well as executives of investment banking clients receiving preferential IPO allocations.

According to the *London Times*, "[a] leaked memo from JP Morgan Chase in London... showed an analyst's unhappiness about having his research vetted by bankers involved in winning corporate work." And during a congressional investigation into the collapse of Enron in July, Company executives were asked repeatedly about possible connections between a positive Company sell-side analyst's report on Enron and the Company's investment banking relationship with Enron. In our opinion, the fact that questions about the independence of Company analysts are being raised publicly is a strong argument for formally separating the Company's investment banking business from the Company's sell-side research operationsanalyst research and IPO allocation procedure.

Analyst independence rules adopted in 2002 by the NYSE and NASD require that analyst reports disclose compensation received by their firm from investment banking clients. In our opinion, such conflicts of interest need to be minimized or eliminated, not simply disclosed. Accordingly, we believe analysts should be prohibited from participating in the Company's investment banking business, including assisting in underwriting activities such as road shows or in the solicitation of investment banking clients.

We believe the NYSE- and NASD-adopted rules that prohibit linking analyst compensation to specific investment banking transactions are inadequate. Under these rules, analysts still may be compensated based on the firm's general investment banking revenues, and investment banking departments may continue to have input into analyst compensation and performance reviews. To help ensure analyst independence, our Company should adopt similar policies relating to analyst compensation similar to thoseas recently adopted by our Company's competitor Merrill Lynch.

Lastly, giving preferential treatment to the executives of investment banking clients when allocating potentially lucrative IPO shares harms investor confidence in the IPO process and undermines the ethical reputation of executives at investment banking clients. To ensure that such practices do not occur at our Company, the Board of Directors should ban allocating IPO shares to the executives of investment banking clients. This policy will help bolster the Company's investment banking reputation and integrity.

Exhibit B

Press Release from the Office of the New York State Attorney General Eliot Spitzer

Attached hereto as separate PDF attachment

Press Releases

Office of New York State Attorney General Eliot Spitzer

Department of Law
120 Broadway
New York, NY 10271

Department of Law
The State Capitol
Albany, NY 12224

For More Information:
(518) 473-5525

For Immediate Release
December 20, 2002

SEC, NY ATTORNEY GENERAL, NASD, NASAA, NYSE AND STATE REGULATORS ANNOUNCE HISTORIC AGREEMENT TO REFORM INVESTMENT PRACTICES

$1.4 Billion Global Settlement Includes Penalties and Funds for Investors

Securities and Exchange Commission Chairman Harvey L. Pitt, New York Attorney General Eliot Spitzer, North American Securities Administrators Association President Christine Bruenn, NASD Chairman and CEO Robert Glauber, New York Stock Exchange Chairman Dick Grasso, and state securities regulators announced an historic settlement with the nation's top investment firms to resolve issues of conflict of interest at brokerage firms.

The "global settlement" concludes a joint investigation begun in April by regulators into the undue influence of investment banking interests on securities research at brokerage firms. The settlement will bring about balanced reform in the industry and bolster confidence in the integrity of equity research.

Terms of the agreement include:

- The insulation of research analysts from investment banking pressure. Firms will be required to sever the links between research and investment banking, including analyst compensation for equity research, and the practice of analysts accompanying investment banking personnel on pitches and road shows. This will help ensure that stock recommendations are not tainted by efforts to obtain investment banking fees.

- A complete ban on the spinning of Initial Public Offerings (IPOs). Brokerage firms will not allocate lucrative IPO shares to corporate executives and directors who are in the position to greatly influence investment banking decisions.

- An obligation to furnish independent research. For a five-year period, each of the brokerage firms will be required to contract with no less than three independent research firms that will provide research to the brokerage firm's customers. An independent consultant ("monitor") for each firm, with final authority to procure independent research from independent providers, will be chosen by regulators. This will ensure that individual investors get access to objective investment advice.

- Disclosure of analyst recommendations. Each firm will make publicly available its ratings and price target forecasts. This will allow for evaluation and comparison of performance of analysts.

- Settled enforcement actions involving significant monetary sanctions.

"This agreement will permanently change the way Wall Street operates," Spitzer said. "Our objective throughout the investigation and negotiations has been to protect the small investor and restore integrity to the marketplace. We are confident that the rules embodied in this agreement will do so. The cooperation among my colleagues at the SEC, NASAA, NYSE and NASD has enabled us to reach this important agreement."

SEC Chairman Pitt said: "This cooperative agreement in principle, navigated by Steve Cutler and Lori Richards of the SEC staff, is a tribute to the wonderful cooperative efforts of the NYSE, the NASD, the NYAG and the states in the public interest. I am pleased to recommend this to my colleagues on the Commission."

The agreement is subject to approval by the full Commission.

"This settlement marks a vital step in restoring investor confidence," said Robert R. Glauber, NASD Chairman and CEO. "It underscores that the industry's highest duty is to investors. It makes plain that cleaning up research and IPO practices is not just good ethics -- it's good business. And it demonstrates NASD's determination to investigate and sanction practices that harm investors and the integrity of the markets."

"This agreement represents the dawn of a new day on Wall Street. Our goal and the goal of this agreement are simple: investors, not investment banking fees, come first," said NASAA President Chris Bruenn. "This historic settlement and the real changes it will bring will help restore faith in our markets which, even with their problems, remain the envy of the world."

"Restoring investor confidence is paramount," said NYSE Chairman and CEO Dick Grasso. "Investors need to know that the firms they do business with act only with the highest standards of honesty and integrity, putting investors' interests ahead of all others. America's 85 million investors are the beneficiaries of this effort directed by SEC Chairman Harvey Pitt and New York Attorney General Eliot Spitzer and his colleagues at NASAA, working with the NASD and NYSE. This agreement is an outstanding example of how self-regulators, working with our partners in government, can affect change that benefits all users of the marketplace."

Each of the firms will pay a fine, pay monies toward investor restitution, and will be required to escrow funds that will be used to pay for independent research. The agreement that was reached totals more than $1.4 billion in penalties, restitution and monies to be used for investor education. The amounts being paid by each firm are attached.

The news conference is available via live feed on Waterfront 6229; and NYSE webcast: NYSE.com. (Attention Radio News Rooms: A news actuality is available by contacting AG Spitzer's 24-hour, toll-free newsline at: 877-345-3466, Choice #1.)

SETTLEMENT PAYMENTS

NAME OF FIRM	RETROSPECTIVE RELIEF ($ millions)	INDEPENDENT RESEARCH ($ millions)	INVESTOR EDUCATION ($ millions)
BEAR STEARNS & CO. LLC	50	25	5
CREDIT SUISSE FIRST BOSTON CORP.	150	50	0
DEUTSCHE BANK	50	25	5
GOLDMAN SACHS	50	50	10
J.P. MORGAN CHASE & CO.	50	25	5
LEHMAN BROTHERS, INC.	50	25	5
MERRILL LYNCH & CO., INC.	100*	75	25
MORGAN STANLEY	50	75	0
SALOMON SMITH BARNEY, INC.	300	75	25
UBS WARBURG LLC	50	25	5
TOTAL:	**900**	**450**	**85**

*** Payment made in prior settlement of Research Analyst conflicts.**

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

March 14, 2003

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Withdrawal of Request to Omit Stockholder Proposal Pursuant to Rule 14a-8(i)(10)
Service Employees International Union

Ladies and Gentlemen:

By notice dated January 11, 2003, the Commission was advised that J.P. Morgan Chase & Co. (JPMC) intended to omit from our notice of meeting, proxy statement and form of proxy for the 2003 Annual Meeting of Stockholders a proposal and supporting statement submitted to JPMC by the Service Employees International Union (the Proponent) by letter dated November 26, 2002 as amended on December 20, 2002 (the Proposal). On March 14, 2003, the Proponent advised JPMC that they had withdrawn their Proposal.

We therefore respectfully withdraw our request to omit the Proposal.

Very truly yours,

cc: Service Employees International Union
Jeremiah Thomas, Esq.

J.P. Morgan Chase & Co. • 270 Park Avenue, Floor 35, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

44864

SEIU
Stronger Together

March 14, 2003

BY FAX to: 212-622-6002

Mr. Travis Epes
Managing Director and Associate General Counsel
J.P. Morgan Chase & Co.
270 Park Avenue, 40th Floor
New York, NY 10017

Dear Mr. Epes:

This letter is to confirm that as a result of the actions that J.P. Morgan Chase proposes to take with respect to the settlement on equity research practices -- as outlined in your letter of March 11, 2003 -- the SEIU Master Trust is withdrawing its shareholder proposal.

Thank you for your attention to this matter.

Sincerely,

Stephen Abrecht
Executive Director of Benefits

SA:bh

cc: T. Murch

opeiu#2
afl-cio, clc

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

SEIU MASTER TRUST
1313 L Street, N.W.
Washington, D.C. 20005
202.639.0890
800.458.1010

JPMorganChase

J.P. Morgan Chase & Co.
Legal Department
270 Park Avenue -35th Floor
New York, NY 10017
Telephone No. 212-270-2451
Fax No.: 212-270-2966

FACSIMILE COVER SHEET

To: Alex Shuhkman – SEC **Fax No.** 202-942-9528

FROM: Irma Caracciolo

DATE: March 14, 2003

NUMBER OF PAGES TRANSMITTING (INCLUDING COVER SHEET): ~~2~~ 3

MESSAGE:

Attached is a copy of our letter withdrawing our no action request to exclude the proposal submitted by the Service Employees International Union.
If you have any questions, please call me.

Regards,
Irma